

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2018

Michael T. Redman
Chief Executive Officer
Oncolix, Inc.
14405 Walters Road, Suite 780
Houston, Texas 77014

      Re: Oncolix, Inc.
           Registration Statement on Form S-1
           Filed December 19, 2017
           File No. 333-222159

Dear Mr. Redman:

We have limited our review of your registration statement to the issue we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Summary
Convertible Notes, page 7

1.   We note your disclosure on page 7 that the Convertible Notes have a conversion price equal to $0.0545. However, pursuant to Section 4(c) of the 10% Senior Secured Convertible Notes issued August 3, 2017, the conversion price appears to be the lesser of (i) $0.075 per share, (ii) 75% of the Closing Bid Price of the Company's Common Stock on the Closing Date, (iii) 75% of the average of the Closing Bid Prices of the Common Stock for the 10 consecutive Trading Days prior to the filing of the Registration Statement, subject to a floor and (iv) 75% of the average of the Closing Bid Prices of the Common Stock for the 10 consecutive Trading Days prior to the effectiveness of the

Registration Statement, subject to a floor. Please revise your disclosure to provide the actual conversion terms of the 10% Senior Secured Convertible Notes issued August 3, 2017. Please also file the 10% Senior Secured Convertible Notes as an exhibit to the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada Sarmento at 202-551-3798 or Irene Paik at 202-551-6553 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Thomas C. Pritchard